SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE

13d-2(a)

American Midstream Partners, LP
(Name of Issuer)

Common Units
(Title of Class of Securities)

02752P100
(CUSIP Number)

James P. Benson, 5956 Sherry Lane, Suite 900

Dallas, TX 75225, (214) 987-6100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 14, 2014
(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	names of reporting persons Energy Spectrum Securities Corporation
2	check the appropriate box if a member of a group (A) ☐ (B) ☐
3	sec use only
4	source of funds OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Texas

number of shares beneficially owned by each reporting person with	7	sole voting power 6,231,188
	8	shared voting power 237,341
	9	sole dispositive power 6,231,188
	10	shared dispositive power 237,341

11	aggregate amount beneficially owned by each reporting person 6,468,529
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 35.9%*
14	type of reporting person CO

*          Based on the 18,036,484 Common Units of American Midstream Partners, LP that would be outstanding if the Common Units acquired by Energy Spectrum Partners VI LP’s and Costar Midstream Energy LLC’s identified in this filing were added to the amount of Common Units identified in the Issuer’s most recent 10-Q filed August 11, 2014.

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1	names of reporting persons Energy Spectrum VI LLC
2	check the appropriate box if a member of a group (A) ☐ (B) ☐
3	sec use only
4	source of funds OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Texas

number of shares beneficially owned by each reporting person with	7	sole voting power 6,231,188
	8	shared voting power 237,341
	9	sole dispositive power 6,231,188
	10	shared dispositive power 237,341

11	aggregate amount beneficially owned by each reporting person 6,468,529
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 35.9%*
14	type of reporting person OO

*          Based on the 18,036,484 Common Units of American Midstream Partners, LP that would be outstanding if the Common Units acquired by Energy Spectrum Partners VI LP’s and Costar Midstream Energy LLC’s identified in this filing were added to the amount of Common Units identified in the Issuer’s most recent 10-Q filed August 11, 2014.

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1	names of reporting persons Energy Spectrum Capital VI LP
2	check the appropriate box if a member of a group (A) ☐ (B) ☐
3	sec use only
4	source of funds OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Delaware

number of shares beneficially owned by each reporting person with	7	sole voting power 6,231,188
	8	shared voting power 237,341
	9	sole dispositive power 6,231,188
	10	shared dispositive power 237,341

11	aggregate amount beneficially owned by each reporting person 6,468,529
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 35.9%*
14	type of reporting person PN

*          Based on the 18,036,484 Common Units of American Midstream Partners, LP that would be outstanding if the Common Units acquired by Energy Spectrum Partners VI LP’s and Costar Midstream Energy LLC’s identified in this filing were added to the amount of Common Units identified in the Issuer’s most recent 10-Q filed August 11, 2014.

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1	names of reporting persons Energy Spectrum Partners VI LP
2	check the appropriate box if a member of a group (A) ☐ (B) ☐
3	sec use only
4	source of funds OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Delaware

number of shares beneficially owned by each reporting person with	7	sole voting power 6,231,188
	8	shared voting power 237,341
	9	sole dispositive power 6,231,188
	10	shared dispositive power 237,341

11	aggregate amount beneficially owned by each reporting person 6,468,529
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 35.9%*
14	type of reporting person PN

*          Based on the 18,036,484 Common Units of American Midstream Partners, LP that would be outstanding if the Common Units acquired by Energy Spectrum Partners VI LP’s and Costar Midstream Energy LLC’s identified in this filing were added to the amount of Common Units identified in the Issuer’s most recent 10-Q filed August 11, 2014.

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1	names of reporting persons Costar Midstream Energy LLC
2	check the appropriate box if a member of a group (A) ☐ (B) ☐
3	sec use only
4	source of funds OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Texas

number of shares beneficially owned by each reporting person with	7	sole voting power 424,402
	8	shared voting power 237,341
	9	sole dispositive power 424,402
	10	shared dispositive power 237,341

11	aggregate amount beneficially owned by each reporting person 661,743
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 3.7%*
14	type of reporting person OO

*          Based on the 18,036,484 Common Units of American Midstream Partners, LP that would be outstanding if the Common Units acquired by Energy Spectrum Partners VI LP’s and Costar Midstream Energy LLC’s identified in this filing were added to the amount of Common Units identified in the Issuer’s most recent 10-Q filed August 11, 2014.

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ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D relates to common units (“Common Units”) of American Midstream Partners, LP (the “Issuer”). The Issuer’s principal executive offices are located at 1400 16th Street, Suite 310, Denver, CO 80202.

ITEM 2.	IDENTITY AND BACKGROUND.

The persons filing this statement are Energy Spectrum Securities Corporation, a Texas corporation whose principal businesses are providing, through affiliates, private equity capital to businesses engaged in the exploration, development, production, gathering, transportation, processing, treatment, and storage of oil and natural gas and related hydrocarbons and the provision of financial advisory services to energy industry participants (“ESSC”), Energy Spectrum VI, LLC, a Texas limited liability company whose principal business is serving as the general partner of ESCLP (“ESLLC”), Energy Spectrum Capital VI LP, a Delaware limited partnership whose principal business is serving as the general partner of ESP (“ESCLP”), Energy Spectrum Partners VI LP, a Delaware limited partnership whose principal business is providing private equity capital to businesses engaged in the gathering, transportation, processing, treatment, and storage of oil and natural gas and related hydrocarbons (“ESP”, and together with ESSC, ESLLC, and ESCLP, the “Energy Spectrum Entities”), and Costar Midstream Energy LLC whose principal business is actively managing the interest in the acquired companies of the Issuer (“CME” and collectively with the Energy Spectrum Entities, the “Reporting Persons”). The principal business address of the Energy Spectrum Entities is 5956 Sherry Lane, Suite 900, Dallas, TX 75225. The principal business address of CME is 8150 North Central Expressway, Suite 635, Dallas, TX 75206.

ESSC is the sole member of ESLLC, which is the sole general partner of ESCLP, which is the sole general partner of ESP. The directors and executive officers of ESSC are Thomas O. Whitener, Leland B. White, James P. Benson, and James W. Spann (the “Directors”). Thomas O. Whitener, Leland B. White, James P. Benson, and James W. Spann serve as the managers of ESLLC (the “ESLLC Managers”) and Kevin Sullivan and James P. Benson serve as the managers of CME (the “CME Managers” and together with the Directors and the ESLLC Managers, the “Management Persons”). The business address of the Directors and the ESLLC Managers is the same as that of ESSC. The principal business address of Kevin Sullivan is the same as that of CME. The principal occupation of each of the Directors is serving as Directors and officers of ESSC and running its portfolio companies and partnerships. The principal occupation of Kevin Sullivan is acting as an officer of Costar Midstream, L.L.C., a Texas limited liability company whose principal business address is the same as the Issuer’s (“Costar”)

The Reporting Persons and the Management Persons, during the last five years, have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Persons and each of the Management Persons, during the last five years, have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Each of the Management Persons is a citizen of the United States of America.

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ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The 6,892,931 Common Units (the “Subject Units”) reported on this Schedule 13D are owned directly by ESP and CME and were acquired by each of ESP and CME pursuant to the terms of that certain Purchase and Sale Agreement (the “Purchase Agreement”) dated October 13, 2014 by and among ESP, CME and American Midstream, LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer (“AMID”), as part of the consideration received by ESP and CME in exchange for their sale of 100% of the membership interest of Costar to AMID. Under the terms of the Purchase Agreement and pursuant to the terms of that certain Irrevocable Letter, dated October 14, 2014 signed by the Issuer directing its transfer agent to issue the Subject Units to ESP and CME, directly and in escrow, on November 8, 2014 (the “Irrevocable Letter”), ESP and CME obtained beneficial ownership of the Subject Units as of October 14, 2014 and will obtain record ownership of the Subject Units on November 8, 2014 upon issuance thereof pursuant to the terms of the Irrevocable Letter. In connection with the consummation of the transactions contemplated in the Purchase Agreement, ESP, CME and the Issuer entered into that certain Securities Agreement dated as of October 14, 2014 by and among ESP, CME, and the Issuer (the “Securities Agreement”), pursuant to which, among other things, the Subject Units are subject to restrictions on sale by ESP and CME. Copies of the Securities Agreement and the Purchase Agreement are attached hereto as Exhibits 99.2 and 99.5, respectively and incorporated herein by reference. 1,379,311 of the Subject Units will, upon issuance on November 8, 2014, be the subject of an escrow for the satisfaction of certain indemnity claims under the Purchase Agreement, all pursuant to the terms of an Escrow Agreement, dated October 14, 2014 by and among AMID, ESP, CME, and Wells Fargo Bank National Association, a copy of which is attached hereto as Exhibit 99.4 and incorporated herein by reference. The Subject Units held pursuant to the Escrow Agreement may be returned to the Issuer in the case of indemnification claims timely made by AMID or released to ESP and CME in the absence of such claims. Subject Units held pursuant to the Escrow Agreement will be held of record by ESP or CME, respectively pending return, if any, to the Issuer in connection with timely indemnification claims.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Subject Units pursuant to the transactions contemplated in the Purchase Agreement and currently expect to sell the Subject Units from time to time as market conditions warrant, subject to the terms of the Securities Agreement, and subject to release of certain of the Subject Units held pursuant to the Escrow Agreement, a copy of which is attached hereto as Exhibit 99.4 and incorporated herein by reference. The Management Persons do not have a direct or indirect beneficial ownership interest in the Issuer, although CME anticipates that it may in the future distribute some of the Subject Units held by it to Kevin Sullivan in respect of his ownership of equity of CME. Mr. Sullivan currently expects to sell Subject Units distributed to him, if any, as market conditions warrant, subject to the terms of the Securities Agreement.

Except for the matters set forth in Items 3 and 5 and the first paragraph of this Item 4, the Reporting Persons and Management Persons have no present plans or proposals that relate to or that would result in any of the following actions:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

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(j)	Any action similar to any of those enumerated above.

The Reporting Persons and the Management Persons may determine to acquire additional Common Units through open market purchases or otherwise, sell Common Units through the open market transactions or otherwise, or otherwise engage or participate in transactions in the Subject Units without the purpose or effect of changing or influencing the control of the Issuer. Such transactions may take place at any time and without prior notice. There can be no assurance, however, that the Reporting Persons or Management Persons will take any such actions. The Reporting Persons reserve the right to change their intentions and to develop plans or proposals that could result in any of the transactions described in subparagraphs (a) through (j) above, or any other transaction which the Reporting Person believes could enhance shareholder value.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date hereof, the Energy Spectrum Entities may be deemed to be the direct or indirect beneficial owners of 6,468,529 Common Units, representing approximately 35.9% of the Issuer’s outstanding Common Units, of which 6,231,188 are owned of record by ESP. The shares beneficially owned by CME consist of 661,743 Common Units of which all are owned of record by CME. In both cases the calculation of beneficial ownership percentage is based on a total number of issued and outstanding Common Units of 18,036,484 (which is the number of shares listed as outstanding under the Issuer’s most recent 10-Q plus all Subject Units). The Management Persons do not beneficially own any Common Units.

Other than as set forth above, the Reporting Persons and Management Persons are not the beneficial owners of any Common Units individually.

(b) The Energy Spectrum Entities have sole power to vote and dispose of 6,231,188 Common Units and shared power to vote and dispose of 237,341 Common Units, which power is shared with CME. CME has sole power to vote and dispose of 424,402 Common Units and shared power to vote and dispose of 237,341 Common Units, which power is shared with the Energy Spectrum Entities.

(c) The Reporting Persons and the Management Persons have not previously owned any Common Units or other equity securities in the Issuer and have therefore not been required to file a Schedule 13D or 13G yet.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

ESP and CME are parties to that certain Sellers’ Agreement dated October 13, 2014, which appoints ESP as Sellers’ Representative and gives them authority to control securities held by the Escrow Agent pursuant to the Escrow Agreement. The following agreements between the Reporting Persons and others relate to the Common Units:

1.	The Securities Agreement
2.	The Purchase Agreement
3.	The Escrow Agreement.
4.	The Irrevocable Letter.

Other than as described herein, there are no contracts, arrangements, understandings, or relationships between the Reporting Persons or the Management Persons and any other person with respect to securities of the Issuer.

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ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement of even date
Exhibit 99.2	Securities Agreement dated October 14, 2014 (previously filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed on October 15, 2014)
Exhibit 99.3	Irrevocable Letter dated October 14, 2014
Exhibit 99.4	Escrow Agreement dated October 14, 2014
Exhibit 99.5	Purchase Agreement dated October 13, 2014 (previously filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed on October 15, 2014)
Exhibit 99.6	Sellers’ Agreement dated October 13, 2014

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SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 23, 2014

ENERGY SPECTRUM SECURITIES CORPORATION

By:	/s/ James P. Benson
Name: James P. Benson
Title: Vice President

ENERGY SPECTRUM VI LLC

By:	/s/ James P. Benson
Name: James P. Benson
Title: Managing Director

ENERGY SPECTRUM CAPITAL VI LP

By: ENERGY SPECTRUM VI LLC,
its general partner

By:	/s/ James P. Benson
Name: James P. Benson
Title: Managing Director

ENERGY SPECTRUM PARTNERS VI LP

By: ENERGY SPECTRUM CAPITAL VI LP,
its general partner

By:	/s/ James P. Benson
Name: James P. Benson
Title: Managing Director

COSTAR MIDSTREAM ENERGY LLC

By:	/s/ James P. Benson
Name: James P. Benson
Title: Manager